Exhibit 99.1

DouYu International Holdings Limited Reports Third Quarter 2020 Unaudited Financial Results

WUHAN, China, November 11, 2020 /PRNewswire/ — DouYu International Holdings Limited (“DouYu” or the “Company”) (Nasdaq: DOYU), a leading game-centric live streaming platform in China and a pioneer in the eSports value chain, today announced its unaudited financial results for the third quarter and nine months ended September 30, 2020.

Third Quarter 2020 Financial and Operational Highlights

•	Total net revenues in the third quarter of 2020 increased by 37.0% to RMB2,546.5 million (US$373.3 million) from RMB1,858.5 million in the same period of 2019.

•

Gross profit in the third quarter of 2020 increased by 16.6% to RMB369.4 million (US$54.2 million) from RMB316.8 million in the same period of 2019, implying a gross margin of 14.5% in the third quarter of 2020, compared with 17.0% in the same period of 2019.

•

Net income in the third quarter of 2020 was RMB59.6 million (US$8.7 million), compared with a net loss of RMB165.4 million in the same period of 2019, implying a net margin of 2.3% in the third quarter of 2020.

•

Adjusted net income in the third quarter of 2020 was RMB98.7 million (US$14.5 million), compared with RMB72.2 million in the same period of 2019, implying an adjusted net margin of 3.9% in the third quarter of 2020, compared with 3.9% in the same period of 2019.

•	Average MAUs in the third quarter of 2020 were 194.0 million, compared with 163.6 million in the same period of 2019.

•	Average mobile MAUs in the third quarter of 2020 increased by 14.4% to 59.6 million from 52.1 million in the same period of 2019.

•	Quarterly average paying user count in the third quarter of 2020 increased by 12.7% to 7.9 million from 7.0 million in the same period of 2019.

Mr. Shaojie Chen, Chief Executive Officer of DouYu, commented, “During the third quarter of 2020, we continued to deliver solid operational results, as our total MAUs and mobile MAUs reached record highs, further demonstrating our ability to maintain steady business growth despite challenging macroeconomic conditions. Looking ahead, we remain confident in our ability to solidify our industry-leading position through our continuous production of quality content and improvements to our eSports platform.”

Mr. Hao Cao, Vice President of DouYu, commented, “We sustained our revenue growth trajectory during the third quarter of 2020. At the same time, we increased our investments in content to maintain continuous content upgrades. Going forward, we plan to further improve our monetization capabilities, enhance our platform’s operating efficiency, and generate more long-term value for our shareholders.”

Third Quarter 2020 Financial Results

Total net revenues in the third quarter of 2020 increased by 37.0% to RMB2,546.5 million (US$373.3 million) from RMB1,858.5 million in the same period of 2019, primarily driven by the increase in live streaming revenues.

Live streaming revenues in the third quarter of 2020 increased by 41.3% to RMB2,348.7 million (US$344.3 million) from RMB1,662.4 million in the same period of 2019. This increase was primarily due to the Company’s optimization of its platform’s interactive features to further cultivate the paying habits of its existing users as well as its continuous refinement of event models to attract new paying users.

Advertising and other revenues in the third quarter of 2020 increased to RMB197.8 million (US$29.0 million) from RMB196.1 million in the same period of 2019, primarily attributable to the Company’s enhanced brand recognition and the corresponding increase in demand for streamers’ integrated advertising and promotion solutions.

Cost of revenues in the third quarter of 2020 increased by 41.2% to RMB2,177.1 million (US$319.1 million) from RMB1,541.7 million in the same period of 2019, primarily due to the increases in revenue sharing fees and content costs.

Revenue sharing fees and content costs in the third quarter of 2020 increased by 48.9% to RMB1,949.1 million (US$285.7 million) from RMB1,308.8 million in the same period of 2019. Such increase was primarily due to the following reasons: 1) increases in revenue sharing fees, which were mainly attributable to increased total net revenues and higher incentives paid to streamers during certain notable fans events, 2) increases in investment in quality streamers in overseas markets, such as Japan, which was in line with the Company’s content expansion initiatives, 3) increases in eSports-related content costs and broadcast rights expenses as the Company ramped up its content production and broadcast initiatives for the second half of 2020.

Bandwidth costs in the third quarter of 2020 increased by 12.1% to RMB169.1 million (US$24.8 million) from RMB150.8 million in the same period of 2019, primarily due to the Company’s increased user growth and improved user engagement, which were partially offset by the efficiency improvements resulting from the Company’s technical upgrades.

Gross profit in the third quarter of 2020 increased by 16.6% to RMB369.4 million (US$54.2 million) from RMB316.8 million in the same period of 2019. Gross margin in the third quarter of 2020 was 14.5%, compared with 17.0% in the same period of 2019.

Sales and marketing expenses in the third quarter of 2020 decreased by 7.5% to RMB160.3 million (US$23.5 million) from RMB173.2 million in the same period of 2019, primarily attributable to the decrease in share-based compensation expenses recognized in the third quarter of 2019 following the Company’s IPO.

Research and development expenses in the third quarter of 2020 decreased by 8.6% to RMB109.6 million (US$16.1 million) from RMB119.9 million in the same period of 2019, mainly due to the decrease in share-based compensation expenses recognized in the third quarter of 2019 following the Company’s IPO, which was partially offset by both the increase in expenditures for the research and development of new products and increased headcount of the Company’s overseas research and development personnel.

General and administrative expenses in the third quarter of 2020 decreased by 59.6% to RMB94.2 million (US$13.8 million) from RMB232.9 million in the same period of 2019, mainly due to the decrease in share-based compensation expenses recognized in the third quarter of 2019 following the Company’s IPO, which was partially offset by the increase in professional service fees.

Other operating income, net in the third quarter of 2020 was RMB32.5 million (US$4.8 million), compared with RMB11.8 million in the same period of 2019.

Income from operations in the third quarter of 2020 was RMB37.9 million (US$5.6 million), compared with an operating loss of RMB197.4 million in the same period of 2019.

Adjusted operating income1 in the third quarter of 2020, which includes share-based compensation expenses, increased by 130.7% to RMB71.2 million (US$10.4 million) from RMB30.8 million in the same period of 2019.

Income tax expenses in the third quarter of 2020 and 2019 were nil due to the Company’s cumulative net losses and the resulting tax loss carryforward.

Net income in the third quarter of 2020 was RMB59.6 million (US$8.7 million), compared with a net loss of RMB165.4 million in the same period of 2019.

Adjusted net income in the third quarter of 2020, which excludes share-based compensation expenses, share of income in equity method investments, and impairment loss of investments, was RMB98.7 million (US$14.5 million), compared with RMB72.2 million in the same period of 2019, implying an adjusted net margin of 3.9% for the third quarter of 2020.

Basic and diluted net income per ADS2 in the third quarter of 2020 were RMB0.27 (US$0.04) and RMB0.26 (US$0.04) respectively. Adjusted basic and diluted net income per ADS in the third quarter of 2020 were RMB0.39 (US$0.06) and RMB0.39 (US$0.06) respectively.

Recent Development

On October 12, 2020, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with HUYA Inc. (“Huya”), Tiger Company Ltd., a direct wholly owned subsidiary of Huya, and, solely for the limited purposes set forth therein, Nectarine Investment Limited (“Tencent”), a wholly owned subsidiary of Tencent Holdings Limited. Pursuant to the Merger Agreement, DouYu will be combined with and become a wholly owned subsidiary of Huya through a stock-for-stock merger. Upon completion, the shareholders of Huya and DouYu immediately prior to the Merger, respectively, will each hold approximately 50% of the total ordinary shares of the combined company on a fully diluted basis.

[1]

“Adjusted operating income” is defined as operating income adding back share-based compensation expenses. For more information, refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Results” at the end of this press release.

[2]	Every ten ADSs represent one ordinary share.

Concurrently with the execution of the Merger Agreement, DouYu and Tencent entered into a Reassignment Agreement, pursuant to which Tencent will assign its interests in the game live streaming business operated by the Tencent group under the “Penguin e-Sports” brand to DouYu for a total consideration of US$500 million.

The Merger, which is currently expected to close during the first half of 2021, is subject to customary closing conditions. There can be no assurance that the Merger will be completed during the first half of 2021 or at all.

In connection with the proposed merger transaction pursuant to the terms of the Merger Agreement, Huya has filed with the SEC a registration statement on Form F-4 that will include a proxy statement of DouYu that also constitutes a prospectus of Huya relating to Class A ordinary shares and American depositary shares of Huya to be offered as merger consideration in the Merger. In connection with the proposed merger transaction pursuant to the terms of the Merger Agreement, DouYu has filed with the SEC a Schedule 13E-3 transaction statement. Huya and DouYu urge investors and security holders to read the proxy statement/prospectus and any other relevant documents filed with the SEC carefully and in their entirety, because they will contain important information about Huya, DouYu, the Penguin Business and the Merger. Investors and security holders may obtain the registration statement and proxy statement/prospectus and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov.

Conference Call Information

The Company will hold a conference call on Wednesday, November 11, 2020, 2020, at 6:00 am Eastern Time (or 7:00 pm Beijing Time on the same day) to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	1-412-317-6061
United States Toll Free:	1-888-317-6003
Mainland China Toll Free:	4001-206115
Hong Kong Toll Free:	800-963976
Singapore Toll Free:	800-120-5863
Conference ID:	9698705

The replay will be accessible through November 18, 2020, by dialing the following numbers:

International:	1-412-317-0088
United States Toll Free:	1-877-344-7529
Conference ID:	10149662

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.douyu.com/.

About DouYu International Holdings Limited

Headquartered in Wuhan, China, DouYu International Holdings Limited (Nasdaq: DOYU) is a leading game-centric live streaming platform in China and a pioneer in the eSports value chain. DouYu operates its platform on both PC and mobile apps, through which users can enjoy immersive and interactive games and entertainment live streaming. DouYu’s platform brings together a deep pool of top live streamers. By providing a sustainable streamer development system built on advanced technology infrastructure and capabilities, DouYu helps ensure a consistent supply of quality content. Through collaborations with a variety of participants across the eSports value chain, the Company has gained coveted access to a wide variety of premium eSports content, which further attracts viewers and enhances user experience. For more information, please see http://ir.douyu.com/.

Use of Non-GAAP Financial Measures

Adjusted operating income (loss) is calculated as operating income (loss) adjusted for share-based compensation expenses. Adjusted net income is calculated as net loss adjusted for share-based compensation expenses, share of income (loss) in equity method investments and impairment loss on investments. Adjusted net income attributable to DouYu is calculated as net income attributable to DouYu adjusted for share-based compensation expenses, share of income (loss) in equity method investments and impairment loss of investments. Adjusted basic and diluted net income per ordinary share is non-GAAP net income attributable to ordinary shareholders divided by weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net income per ordinary share. The Company adjusted the non-cash impact of (i) share-based compensation expenses, (ii) share of income (loss) in equity method investments and (iii) impairment loss of investments to understand and evaluate the Company’s core operating performance. The non-GAAP financial measures are presented to enhance investors’ overall understanding of the Company’s financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to its most directly comparable GAAP financial measures. As non-GAAP financial measures have material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures as a substitute for, or superior to, such metrics in accordance with U.S. GAAP.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8220 to US$1.00, the noon buying rate in effect on September 25, 2020, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB amounts could have been, or could be, converted, realized or settled in U.S. dollars at that rate on September 25, 2020, or at any other rate.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

In addition to factors previously disclosed in Huya and DouYu’s documents filed with the SEC and those identified elsewhere in this release, the following factors, among others, could cause actual results to differ materially from forward-looking statements and information or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Huya and DouYu to terminate the definitive merger agreement between Huya and DouYu; the outcome of any legal proceedings that may be instituted against Huya, DouYu or their respective shareholders or directors; the ability to obtain regulatory approvals and meet other closing conditions to the merger, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated or that are material and adverse to Huya’s or DouYu’s business; a delay in closing the merger; the ability to obtain approval by DouYu’s shareholders on the expected terms and schedule; business disruptions from the proposed merger that will harm Huya’s or DouYu’s business, including current plans and operations; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; certain restrictions during the pendency of the merger that may impact Huya’s or DouYu’s ability to pursue certain business opportunities or strategic transactions; the ability of Huya or DouYu to retain and hire key personnel; uncertainty as to the long-term value of the Class A ordinary shares of Huya following the merger; the continued availability of capital and financing following the merger; the business, economic and political conditions in the markets in which Huya and DouYu operate; changes in Huya’s or DouYu’s anticipated revenue and income; changes in DouYu’s operating or other expenses; the degree to which Huya or DouYu encounters competition; and general political, economic and market conditions.

Investor Relations Contact

Mao Mao

DouYu International Holdings Limited

Email: ir@douyu.tv

Phone: +1 (646) 224-6934

Xinran Rao

ICR, Inc.

Email: DouYu.IR@icrinc.com

Phone: +1 (646) 224-6934

Media Relations Contact

Iris Ding

DouYu International Holdings Limited

Email: pr_douyu@douyu.tv

Phone: +1 (646) 308-1475

Edmond Lococo

ICR, Inc.

Email: DouYu.PR@icrinc.com

Phone: +1 (646) 308-1475

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31	As of September 30
	2019	2020	2020
	RMB	RMB	US$(1)
ASSETS
Current assets
Cash and cash equivalents	8,091,990	5,774,863	846,506
Restricted cash	42,903	61,587	9,028
Short-term bank deposits	—	1,960,121	287,324
Short-term investments	—	100,000	14,658
Accounts receivable, net(2)	188,100	184,049	26,979
Prepayments(2)	50,304	80,707	11,830
Amounts due from related parties	24,044	16,435	2,409
Other current assets	204,310	385,325	56,483

Total current assets	8,601,651	8,563,087	1,255,217
Property and equipment, net	38,909	39,659	5,813
Intangible assets, net	198,057	164,240	24,075
Long-term bank deposits	—	100,000	14,658
Investments(2)	225,534	520,566	76,307
Goodwill	30,973	13,498	1,979
Right-of-use assets, net(3)	—	73,581	10,786
Other non-current assets	8,547	19,484	2,856

Total non-current assets	502,020	931,028	136,474

TOTAL ASSETS	9,103,671	9,494,115	1,391,691

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Current liabilities
Accounts Payable	890,039	1,278,663	187,432
Advances from customers	17,135	30,432	4,461
Deferred revenue	195,983	208,411	30,550
Accrued expenses and other current liabilities	392,347	259,125	37,984
Amounts due to related parties	298,733	216,340	31,712
Lease liabilities due within one year(3)	—	40,607	5,952

Total current liabilities	1,794,237	2,033,578	298,091
Lease liabilities(3)	—	20,878	3,060
Deferred revenue	46,070	35,336	5,180

Total non-current liabilities	46,070	56,214	8,240

TOTAL LIABILITIES	1,840,307	2,089,792	306,331

(1)

Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8220 to US$1.00, the noon buying rate in effect on September 25, 2020, in the H.10 statistical release of the Federal Reserve Board.

(2)

The Group adopted Accounting Standards Update (“ASU”) 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” on January 1, 2020 with modified retrospective method, which do not have a significant impact on the consolidated financial statements.

(3)

The Group adopted Accounting Standards Update (“ASU”) 2016-02, “Leases (Topic 842)” and its amendments on January 1, 2020 with modified retrospective method. The major impact of the standard is that assets and liabilities amounting to RMB97.7 million and RMB87.5 million, respectively, are recognized beginning January 1, 2020 for leased offices with terms of more than 12 months.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31	As of September 30
	2019	2020	2020
	RMB	RMB	US$(1)
Shareholders’ equity
Ordinary shares	22	23	3
Treasury shares	(168,567)	(695,098)	(101,891)
Additional paid-in capital	10,324,278	10,466,667	1,534,252
Accumulated deficit	(3,348,718)	(2,666,364)	(390,848)
Accumulated other comprehensive income	434,894	272,976	40,015

Total DouYu Shareholders’ equity	7,241,909	7,378,204	1,081,531
Non-controlling interests	21,455	26,119	3,829

Total Shareholders’ Equity	7,263,364	7,404,323	1,085,360

TOTAL LIABILITIES AND SHAREHODERS’ EQUITY	9,103,671	9,494,115	1,391,691

(1)

Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8220 to US$1.00, the noon buying rate in effect on September 25, 2020, in the H.10 statistical release of the Federal Reserve Board.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2019	2020	2020	2020	2019	2020	2020
	RMB	RMB	RMB	US$(1)	RMB	RMB	US$(1)
Net Revenues	1,858,476	2,508,152	2,546,489	373,276	5,220,328	7,332,676	1,074,857
Cost of revenues	(1,541,670)	(1,985,270)	(2,177,056)	(319,123)	(4,399,344)	(5,954,507)	(872,839)

Gross profit	316,806	522,882	369,433	54,153	820,984	1,378,169	202,018
Operating expenses (2)
Sales and marketing expenses	(173,249)	(142,058)	(160,251)	(23,490)	(464,577)	(409,665)	(60,051)
Research and development expenses	(119,862)	(94,920)	(109,585)	(16,063)	(283,686)	(297,394)	(43,593)
General and administrative expenses	(232,907)	(79,470)	(94,187)	(13,806)	(369,710)	(258,237)	(37,854)
Other operating income, net	11,840	32,454	32,538	4,770	41,222	81,570	11,957

Total operating expenses	(514,178)	(283,994)	(331,485)	(48,589)	(1,076,751)	(883,726)	(129,541)

Income (loss) from operations	(197,372)	238,888	37,948	5,564	(255,767)	494,443	72,477
Other expenses, net	(11,104)	(8,382)	(5,591)	(820)	(14,982)	(23,991)	(3,517)
Foreign exchange gains	—	—	—	—	32,045	—	—
Interest Income, net	42,118	50,106	26,982	3,955	111,236	122,132	17,903

Income (loss) before income taxes	(166,358)	280,612	59,339	8,699	(127,468)	592,584	86,863
Income tax expenses	—	—	—	—	—	—	—
Share of income in equity method investments	958	15,132	264	39	3,375	17,288	2,534
Gain on disposal of investment or subsidiaries	—	23,526	—	—	—	23,526	3,449

Net income (loss)	(165,400)	319,270	59,603	8,738	(124,093)	633,398	92,846
Less: Net loss attributable to non-controlling interest	(763)	(16,775)	(26,257)	(3,849)	(2,247)	(48,956)	(7,176)

Net income (loss) attributable to DouYu	(164,637)	336,045	85,860	12,587	(121,846)	682,354	100,022

Net income (loss) per ordinary share
Basic	(5.88)	10.56	2.68	0.39	(8.29)	21.40	3.14
Diluted	(5.88)	10.23	2.59	0.38	(8.29)	20.69	3.03
Net income (loss) per ADS(3)
Basic	(0.59)	1.06	0.27	0.04	(0.83)	2.14	0.31
Diluted	(0.59)	1.02	0.26	0.04	(0.83)	2.07	0.30
Weighted average number of ordinary shares used in calculating net income (loss) per ordinary share
Basic	27,992,342	31,828,405	32,001,509	32,001,509	14,706,641	31,892,915	31,892,915
Diluted	27,992,342	32,864,145	33,089,461	33,089,461	14,706,641	32,976,547	32,976,547
Weighted average number of ADS used in calculating net income (loss) per ADS(2)
Basic	279,923,419	318,284,051	320,015,091	320,015,091	147,066,406	318,929,150	318,929,150
Diluted	279,923,419	328,641,453	330,894,613	330,894,613	147,066,406	329,765,469	329,765,469
Research and development expenses	33,289	5,575	5,515	808	33,289	16,653	2,441
Sales and marketing expenses	15,754	1,148	1,234	181	15,754	3,556	521
General and administrative expenses	179,173	27,130	26,460	3,879	224,386	88,704	13,003

(1)

Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8220 to US$1.00, the noon buying rate in effect on September 25, 2020, in the H.10 statistical release of the Federal Reserve Board.

(2)	Share-based compensation expenses was allocated in cost of revenues and operating expenses as follows:
(3)	Every ten ADSs represent one ordinary share.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2019	2020	2020	2020	2019	2020	2020
	RMB	RMB	RMB	US$(1)	RMB	RMB	US$(1)
Income (loss) from operations	(197,372)	238,888	37,948	5,564	(255,767)	494,443	72,477
Add:
Share-based compensation expenses	228,216	33,853	33,209	4,868	273,429	108,913	15,965

Adjusted Operating income (loss)	30,844	272,741	71,157	10,432	17,662	603,356	88,442

Net income (loss)	(165,400)	319,270	59,603	8,738	(124,093)	633,398	92,846
Add:
Share-based compensation expenses	228,216	33,853	33,209	4,868	273,429	108,913	15,965
Share of income in equity method investments	(958)	(15,132)	(264)	(39)	(3,375)	(17,288)	(2,534)
Gain on disposal of investment or subsidiaries	—	(23,526)	—	—	—	(23,526)	(3,449)
Impairment loss of investment	10,311	8,400	6,171	905	14,101	17,017	2,494

Adjusted net income (loss)	72,169	322,865	98,719	14,472	160,062	718,514	105,323

Net income (loss) attributable to DouYu	(164,637)	336,045	85,860	12,587	(121,846)	682,354	100,022
Add:
Share-based compensation expenses	228,216	33,853	33,209	4,868	273,429	108,913	15,965
Share of income in equity method investments	(958)	(15,132)	(264)	(39)	(3,375)	(17,288)	(2,534)
Gain on disposal of investment or subsidiaries	—	(23,526)	—	—	—	(23,526)	(3,449)
Impairment loss of investment	10,311	8,400	6,171	905	14,101	17,017	2,494

Adjusted net income attributable to DouYu	72,932	339,640	124,976	18,321	162,309	767,470	112,499

Adjusted net income per ordinary share
Basic	2.61	10.67	3.91	0.57	11.04	24.06	3.53
Diluted	2.61	10.67	3.91	0.57	11.04	24.06	3.53
Adjusted net income per ADS(2)
Basic	0.26	1.07	0.39	0.06	1.10	2.41	0.35
Diluted	0.26	1.07	0.39	0.06	1.10	2.41	0.35
Weighted average number of ordinary shares used in calculating adjusted net income per ordinary share
Basic	27,992,342	31,828,405	32,001,509	32,001,509	14,706,641	31,892,915	31,892,915
Diluted	27,992,342	31,828,405	32,001,509	32,001,509	14,706,641	31,892,915	31,892,915
Weighted average number of ADS used in calculating net income per ADS(2)
Basic	279,923,419	318,284,051	320,015,091	320,015,091	147,066,406	318,929,150	318,929,150
Diluted	279,923,419	318,284,051	320,015,091	320,015,091	147,066,406	318,929,150	318,929,150

(1)

Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8220 to US$1.00, the noon buying rate in effect on September 25, 2020, in the H.10 statistical release of the Federal Reserve Board.

(2)	Every ten ADSs represent one ordinary share.